UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 30, 2006

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**333 Clay
Suite 4200
Houston, Texas**
(Address of principal executive offices)

77002
(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02 Results of Operations and Financial Condition.

On October 30, 2006, EOG Resources, Inc. issued a press release announcing third quarter 2006 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1   Press Release of EOG Resources, Inc. dated October 30, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: October 30, 2006   By: /s/ TIMOTHY K. DRIGGERS
                                    Timothy K. Driggers
                                    Vice President and Chief Accounting Officer
                                    (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated October 30, 2006

EXHIBIT 99.1

EOG Resources, Inc.
News Release

For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS THIRD QUARTER 2006 RESULTS

- 10.9 Percent Increase in Overall Organic Year-Over-Year Production
- 17 Percent Increase in United States Natural Gas and Natural Gas Liquids Production
- Continued Drilling Success in Fort Worth Basin Barnett Shale

FOR IMMEDIATE RELEASE: Monday, October 30, 2006

HOUSTON – EOG Resources, Inc. (EOG) today reported third quarter 2006 net income available to common of $297.3 million, or $1.21 per share. This compares to third quarter 2005 net income available to common of $341.9 million, or $1.40 per share.

The results for the third quarter 2006 included a previously disclosed $104.7 million ($67.4 million after tax, or $0.28 per share) gain on the mark-to-market of financial commodity price transactions. During the quarter, the net cash realized related to financial commodity contracts was $73.0 million ($47.0 million after tax, or $0.19 per share). Reflecting these items, third quarter 2006 adjusted non-GAAP net income available to common was $276.9 million, or $1.12 per share. (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income available to common to net income available to common.)

Operational Highlights

Continuing its focus on organic growth, EOG reported a 10.9 percent increase in total production during the third quarter 2006 over the third quarter 2005.

"Third quarter operational results reinforce EOG's established track record of delivering consistent, high rates of organic production growth, while maintaining a very low level of net debt and generating high rates of return on equity and capital employed," said Mark G. Papa, Chairman and Chief Executive Officer.

In the United States, natural gas and natural gas liquids production rose 17 percent as compared to the same quarter a year ago. Domestic production increases were driven by continued exploitation success in the Fort Worth Basin Barnett Shale Play and outstanding results from the Rocky Mountain and South Texas operating areas.

In Johnson County, EOG is implementing development drilling in the Barnett Shale Play with reduced well spacing from the original plan of 1,000 feet. Strong results have been reported from both eastern and western Johnson County on wells drilled in these downspaced patterns. In eastern Johnson County, the Casstevens #1H began flowing to sales at an initial rate of over seven million cubic feet per day (MMcfd) of natural gas in September and is producing at a current rate of 4.5 MMcfd. In western Johnson County, the Hardcastle #3H came on-line in August at a rate of eight MMcfd and is now producing over four MMcfd of natural gas. EOG has an 84 percent and 100 percent working interest, respectively, in these wells. In the Fort Worth Basin outside of Johnson County, EOG continues to make operational progress and remains focused on improving well results and reducing well costs.

"EOG's natural gas production from the Fort Worth Basin Barnett Shale averaged 174 MMcfd in September, far in excess of our original year-end 2006 target of 155 MMcfd," said Papa. "During the third quarter, we completed several new "monster wells" in both eastern and western Johnson County."

In the Rocky Mountain operating area, EOG's successful development drilling program in its Uinta Basin Chapita Wells Unit in northeastern Utah contributed to a 19 percent increase in natural gas production as compared to the same period last year.

In South Texas, EOG holds an 87.5 percent working interest in the Slator Ranch W2, which was drilled to 9,300 feet in the Lobo Formation, tested at a gross rate of 17 MMcfd of natural gas and is currently producing over nine MMcfd.

Mid-Continent operations reported a 9.5 percent sequential increase in natural gas production from the second quarter 2006. In Kansas, EOG has a 100 percent working interest in the GPCU 25#1, a natural gas well that has been flowing to sales at 15 MMcfd since August.

EOG's Trinidad natural gas sales considerably surpassed contract quantities during the first half of the year and slightly exceeded contract amounts during the third quarter. Fourth quarter gas sales in Trinidad are anticipated to be limited to contract levels. Therefore, EOG has revised its total company 2006 production growth forecast to 9 percent.

"EOG's two-year production per share growth for 2005 and 2006 on a debt-adjusted basis is one of the highest in our peer group and we expect very strong production growth in 2007. We have the assets to continue this momentum going forward," noted Papa.

Capital Structure

In the third quarter, EOG reduced long-term debt outstanding to $830 million at September 30, 2006 from $893 million at June 30, 2006. At quarter end, cash on the balance sheet was $596 million for non-GAAP net debt of $234 million. (Please refer to the attached tables for the reconciliation of non-GAAP net debt to current and long-term debt.) The company's debt-to-total capitalization ratio was 13 percent at September 30, 2006, down from 19 percent at December 31, 2005.

Conference Call Scheduled for October 31, 2006

An updated investor presentation and reconciliation schedules will be posted to the EOG website prior to the conference call.

EOG's third quarter 2006 conference call will be available via live audio webcast at 9 a.m. Central Standard Time (10 a.m. Eastern Standard Time) Tuesday, October 31, 2006. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through Tuesday, November 14, 2006.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, offshore Trinidad and the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews, materials and equipment used in well completions, and tubular steel; the availability, terms and timing of governmental and other permits and rights of way; the availability of pipeline transportation capacity; the availability of compression uplift capacity; the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; weather; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. Forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for fiscal year ended December 31, 2005, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Quarter Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Net Operating Revenues	$ 968.2	$ 934.4	$ 2,971.9	$ 2,406.5
Net Income Available to Common	$ 297.3	$ 341.9	$ 1,051.7	$ 790.3
Net Income Per Share Available to Common				
Basic	$ 1.23	$ 1.43	$ 4.35	$ 3.32
Diluted	$ 1.21	$ 1.40	$ 4.28	$ 3.25
Average Number of Shares Outstanding				
Basic	241.9	239.3	241.5	238.3
Diluted	246.1	244.9	246.0	243.5

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Net Operating Revenues				
Wellhead Natural Gas	$ 661,920	$ 751,239	$ 2,093,950	$ 1,919,909
Wellhead Crude Oil, Condensate and Natural Gas Liquids	200,724	181,741	570,478	483,584
Gains (Losses) on Mark-to-Market Commodity Derivative Contracts	104,696	-	302,742	(940)
Other, Net	908	1,465	4,702	3,972
Total	968,248	934,445	2,971,872	2,406,525
Operating Expenses				
Lease and Well	93,693	71,035	268,464	203,361
Transportation Costs	26,632	20,975	80,641	58,375
Exploration Costs	35,174	32,023	109,879	94,833
Dry Hole Costs	16,356	19,130	41,750	56,249
Impairments	22,106	18,292	67,559	54,695
Depreciation, Depletion and Amortization	216,071	164,372	586,651	477,284
General and Administrative	42,362	30,079	117,260	88,879
Taxes Other Than Income	54,066	56,383	154,618	135,909
Total	506,460	412,289	1,426,822	1,169,585
Operating Income	461,788	522,156	1,545,050	1,236,940
Other Income, Net	14,310	10,159	50,710	22,498
Income Before Interest Expense and Income Taxes	476,098	532,315	1,595,760	1,259,438
Interest Expense, Net	10,102	13,877	35,639	42,521
Income Before Income Taxes	465,996	518,438	1,560,121	1,216,917
Income Tax Provision	166,860	174,677	502,861	420,997
Net Income	299,136	343,761	1,057,260	795,920
Preferred Stock Dividends	1,858	1,857	5,574	5,573
Net Income Available to Common	$ 297,278	$ 341,904	$ 1,051,686	$ 790,347

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Wellhead Volumes and Prices				
Natural Gas Volumes (MMcfd)				
United States	837	724	791	707
Canada	224	226	226	229
United States & Canada	1,061	950	1,017	936
Trinidad	255	213	267	210
United Kingdom	28	44	29	38
Total	1,344	1,207	1,313	1,184
Average Natural Gas Prices ($/Mcf)				
United States	$ 6.21	$ 8.19	$ 6.74	$ 6.96
Canada	5.65	7.12	6.60	6.28
United States & Canada Composite	6.09	7.94	6.71	6.79
Trinidad	2.21	1.86	2.28	2.18 (B)
United Kingdom	6.09	5.14	8.27	5.72
Composite	5.35	6.77	5.84	5.94
Crude Oil and Condensate Volumes (MBbld)				
United States	20.6	21.2	20.4	21.8
Canada	2.6	2.3	2.5	2.4
United States & Canada	23.2	23.5	22.9	24.2
Trinidad	4.4	4.2	4.9	4.2
United Kingdom	0.1	0.3	0.1	0.2
Total	27.7	28.0	27.9	28.6
Average Crude Oil and Condensate Prices ($/Bbl)				
United States	$ 67.35	$ 61.63	$ 65.00	$ 53.75
Canada	63.87	57.08	59.42	49.26
United States & Canada Composite	66.96	61.19	64.35	53.30
Trinidad	74.26	61.93	66.50	53.56
United Kingdom	59.09	53.80	60.49	48.75
Composite	67.68	61.22	64.68	53.30
Natural Gas Liquids Volumes (MBbld)				
United States	8.8	6.0	8.4	6.5
Canada	0.7	0.3 (A)	0.7	1.0
Total	9.5	6.3	9.1	7.5
Average Natural Gas Liquids Prices ($/Bbl)				
United States	$ 44.33	$ 39.80	$ 41.10	$ 33.07
Canada	52.21	69.43 (A)	47.15	33.10
Composite	44.89	41.25	41.55	33.08
Natural Gas Equivalent Volumes (MMcfed)				
United States	1,015	887	964	876
Canada	243	242	245	250
United States & Canada	1,258	1,129	1,209	1,126
Trinidad	281	238	296	236
United Kingdom	29	46	30	39
Total	1,568	1,413	1,535	1,401
Total Bcfe	144.2	130.0	419.1	382.3

(A) Includes 0.08 MBbld adjustment in the third quarter of 2005. Excluding the adjustment, the average natural gas liquid price was $44.50.

(B) Includes $0.34 per Mcf as a result of a revenue adjustment in the second quarter of 2005 related to an amended Trinidad take-or-pay contract.

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	September 30, 2006	December 31, 2005
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 595,931	$ 643,811
Accounts Receivable, Net	656,523	762,207
Inventories	117,385	63,215
Assets from Price Risk Management Activities	125,893	11,415
Deferred Income Taxes	-	24,376
Other	87,269	58,214
Total	1,583,001	1,563,238
Oil and Gas Properties (Successful Efforts Method)	13,188,912	11,173,389
Less: Accumulated Depreciation, Depletion and Amortization	(5,734,736)	(5,086,210)
Net Oil and Gas Properties	7,454,176	6,087,179
Other Assets	127,839	102,903
Total Assets	$ 9,165,016	$ 7,753,320
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 794,588	$ 679,548
Accrued Taxes Payable	143,896	140,902
Dividends Payable	14,844	9,912
Deferred Income Taxes	122,147	164,659
Current Portion of Long-Term Debt	124,075	126,075
Other	59,418	50,945
Total	1,258,968	1,172,041
Long-Term Debt	705,442	858,992
Other Liabilities	310,063	283,407
Deferred Income Taxes	1,416,310	1,122,588
Shareholders' Equity		
Preferred Stock, $0.01 Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative,		
$100,000,000 Liquidation Preference	99,240	99,062
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and		
249,460,000 Shares Issued	202,495	202,495
Additional Paid In Capital	121,298	84,705
Unearned Compensation	-	(36,246)
Accumulated Other Comprehensive Income	241,640	177,137
Retained Earnings	4,928,453	3,920,483
Common Stock Held in Treasury, 6,008,852 Shares at		
September 30, 2006 and 7,385,862 Shares at December 31, 2005	(118,893)	(131,344)
Total Shareholders' Equity	5,474,233	4,316,292
Total Liabilities and Shareholders' Equity	$ 9,165,016	$ 7,753,320

EOG RESOURCES, INC.
<u>**SUMMARY STATEMENTS OF CASH FLOWS**</u>
(Unaudited; in thousands)

	Nine Months Ended September 30	
	2006	2005
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 1,057,260	$ 795,920
Items Not Requiring Cash		
Depreciation, Depletion and Amortization	586,651	477,284
Impairments	67,559	54,695
Stock-Based Compensation Expenses	38,407	8,825
Deferred Income Taxes	258,465	172,015
Other, Net	(9,738)	(103)
Dry Hole Costs	41,750	56,249
Mark-to-Market Commodity Derivative Contracts		
Total (Gains) Losses	(302,742)	940
Realized Gains	166,892	9,807
Tax Benefits From Stock Options Exercised	-	40,347
Other, Net	8,316	(10,558)
Changes in Components of Working Capital and Other Liabilities		
Accounts Receivable	110,517	(171,428)
Inventories	(54,021)	(14,736)
Accounts Payable	104,592	79,239
Accrued Taxes Payable	(49,083)	8,018
Other Liabilities	2,626	(1,164)
Other, Net	18,093	804
Changes in Components of Working Capital Associated with		
Investing and Financing Activities	(65,996)	(1,942)
Net Cash Provided by Operating Activities	1,979,548	1,504,212
Investing Cash Flows		
Additions to Oil and Gas Properties	(1,953,209)	(1,223,715)
Proceeds from Sales of Assets	15,655	56,990
Changes in Components of Working Capital Associated with		
Investing Activities	66,054	2,572
Other, Net	(20,474)	(13,986)
Net Cash Used in Investing Activities	(1,891,974)	(1,178,139)
Financing Cash Flows		
Net Commercial Paper and Line of Credit Borrowings	-	40,150
Long-Term Debt Borrowings	37,000	-
Long-Term Debt Repayments	(192,550)	(75,000)
Dividends Paid	(44,015)	(31,575)
Excess Tax Benefits from Stock-Based Compensation Expenses	27,139	-
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	29,284	56,437
Other, Net	(448)	(1,462)
Net Cash Used in Financing Activities	(143,590)	(11,450)
Effect of Exchange Rate Changes on Cash	8,136	5,458
(Decrease) Increase in Cash and Cash Equivalents	(47,880)	320,081
Cash and Cash Equivalents at Beginning of Period	643,811	20,980
Cash and Cash Equivalents at End of Period	$ 595,931	$ 341,061

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON (Non-GAAP)
TO NET INCOME AVAILABLE TO COMMON (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts three-month and nine-month periods ended September 30 reported Net Income Available to Common (GAAP) to reflect actual cash realized from oil and gas hedges by eliminating the unrealized mark-to-market gains or losses from these transactions, to add the one-time tax expense related to Texas (US) franchise tax law revision in the second quarter of 2006, to eliminate tax benefits related to the Alberta (Canada) provincial tax rate reduction and Canadian federal tax rate reduction in the second quarter of 2006 and to eliminate the upward revenue adjustment for an amended Trinidad gas sales agreement recorded in the second quarter of 2005. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude one-time items. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Reported Net Income Available to Common (GAAP)	$ 297,278	$ 341,904	$ 1,051,686	$ 790,347
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total (Gains) Losses	(104,696)	-	(302,742)	940
Realized Gains	72,978	-	166,892	9,807
Subtotal	(31,718)	-	(135,850)	10,747
After Tax MTM Impact	(20,411)	-	(87,419)	6,916
Add: Tax Expense Related to Texas (US) Franchise Tax Law Revision	-	-	5,221	-
Less: Tax Benefit Related to Alberta (Canada) Provincial Tax Rate Reduction	-	-	(13,449)	-
Less: Tax Benefit Related to Canadian Federal Tax Rate Reduction	-	-	(18,593)	-
Less: Revenue Adjustment for an Amended Trinidad Gas Sales Agreement, Net of Tax	-	-	-	(8,672)
Adjusted Net Income Available to Common (Non-GAAP)	$ 276,867	$ 341,904	$ 937,446	$ 788,591
Adjusted Net Income Per Share Available to Common (Non-GAAP)				
Basic	$ 1.14	$ 1.43	$ 3.88	$ 3.31
Diluted	$ 1.12	$ 1.40	$ 3.81	$ 3.24
Average Number of Shares Outstanding				
Basic	241,911	239,344	241,550	238,291
Diluted	246,136	244,900	245,990	243,530

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW AVAILABLE TO COMMON (NON-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles three-month and nine-month periods ended September 30 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow Available to Common (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust net cash provided by operating activities for changes in components of Working Capital, Other Liabilities and Preferred Stock Dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Net Cash Provided by Operating Activities (GAAP)	$ 603,116	$ 518,807	$ 1,979,548	$ 1,504,212
Adjustments				
Exploration Costs	35,174	32,023	109,879	94,833
Changes in Components of Working Capital and Other Liabilities				
Accounts Receivable	58,833	166,347	(110,517)	171,428
Inventories	18,955	2,551	54,021	14,736
Accounts Payable	(109,817)	(62,305)	(104,592)	(79,239)
Accrued Taxes Payable	37,613	(2,818)	49,083	(8,018)
Other Liabilities	(3,563)	(4,161)	(2,626)	1,164
Other, Net	(14,419)	(11,721)	(18,093)	(804)
Changes in Components of Working Capital Associated				
with Investing and Financing Activities	56,288	21,784	65,996	1,942
Preferred Dividends	(1,858)	(1,857)	(5,574)	(5,573)
Discretionary Cash Flow Available to Common (Non-GAAP)	$ 680,322	$ 658,650	$ 2,017,125	$ 1,694,681

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF NET DEBT (NON-GAAP) TO CURRENT AND LONG-TERM DEBT (GAAP)
(Unaudited; in millions)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP). A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt in their calculation. EOG management uses this information for comparative purposes within the industry.

	September 30, 2006
Current and Long-Term Debt (GAAP)	$ 830
Less: Cash	(596)
Net Debt (Non-GAAP)	$ 234